SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F ☒ Form 40-F ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 5, 2004
Claude Resources Inc.

By:	/s/ Val Michasiw

Val Michasiw
Secretary/Treasurer

News release via Canada NewsWire, Montreal 514-878-2520 -ME-

Attention Business/Financial Editors:
Claude Reports 2003 Financial Results

MONTREAL, March 5 /CNW Telbec/ -

Year End

As a result of improved gold sales volume and average prices realized in both gold and natural gas, Claude reported net earnings of $1.9 million, or $0.04 per share, for the year ended December 31, 2003. This compared to a net loss of $1.6 million, or $0.03 per share, in 2002. Cash flow from operations, before net change in non-cash working capital items of $7.8 million, or $0.14 per share, compares to $3.8 million, or $0.08 per share, for the same period in 2002.

Gold sales of 50,800 ounces in 2003 represents a 22% increase over the 41,500 ounces sold in 2002. This was largely a result of successful development between the 510 metre and 650 metre levels. The average realized gold price per ounce in 2003 of CDN $508 (US $362) versus CDN $490 (US $312) in 2002 also contributed to revenue growth.

The $2.0 million increase in Seabee mine operating costs was largely a function of the mine operating below the 510 metre level prior to the extension of the shaft to 600 metres. Despite increased volumes, total cash operating costs per ounce increased slightly from US $246 in 2002 to US $253 this year as the Canadian dollar significantly strengthened against the US dollar.

The Company's oil, natural gas liquids and gas properties continue to positively affect cash flow with sales volumes of 224,000 barrels of oil equivalent (boe) in 2003 relatively unchanged from last year. However, average prices realized increased 37% from CDN $28.25 (US $17.99) per boe in 2002 to CDN $38.73 (US $27.60) per boe this year.

During the year, the Company commissioned the shaft extension from the 395 metre level to 600 metre level and increased its underground diamond drilling concurrent with underground mine development. As a result it is expected that both gold sales volume and mining costs will continue to track historic averages.

Fourth Quarter

Claude reported net earnings of $.3 million, or $0.01 per share, in the fourth quarter of 2003 compared to net earnings of $1.7 million, or $0.03 per share, in the comparable quarter of 2002. Cash flow from operations before net change in non-cash working capital items of $2.1 million, or $0.04 per share compares to $3.3 million, or $0.07 per share, for the same period in 2002.

Gold sales volume dropped in the fourth quarter to 13,500 ounces this quarter from 15,000 ounces in 2002. This was partially offset by an increase in the average gold price realized from CDN $506 (US $322) in the fourth quarter of 2002 to CDN $517 (US $393) for the fourth quarter of 2003. Total mine operating costs were relatively unchanged period over period at $4.4 million however total cash operating costs per ounce rose by 32% from US $187 in 2002 to US $248 in the fourth quarter of this year. This increase was partially a result of lower sales however the strengthening Canadian vs. US dollar was primarily responsible for the unit cost increase.

Oil, natural gas liquids and gas production fell slightly in the fourth quarter from 59,576 boe in 2002 to 55,867 boe this quarter.

Claude's balance sheet is free of long-term debt obligations and the Company continues to have limited exposure to gold derivative contracts.

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Years ended
	December 31		December 31

	2003	2002	2003	2002

Revenues
Gold	$6,970	$7,576	$25,807	$20,363
Oil and gas:
Gross revenue	1,407	2,219	9,368	7,043
Crown royalties	(261)	(516)	(2,346)	(1,748)
Alberta Royalty Tax Credit	125	126	539	440
Overriding royalties	(724)	(1,058)	(4,077)	(2,929)

Net oil and gas revenue	547	771	3,484	2,806

	7,517	8,347	29,291	23,169
Expenses
Gold	4,389	4,394	18,041	16,070
Oil and gas	375	(17)	1,260	1,138
General and administrative	678	640	2,057	2,218
Interest and other	9	138	101	(84)
Provision for income taxes	5	(70)	63	31

	5,456	5,085	21,522	19,373

Earnings before the undernoted items	2,061	3,262	7,769	3,796
Depreciation, depletion and accretion:
Gold	1,593	1,406	5,369	4,934
Oil and gas	149	176	507	469

Net earnings (loss)	$319	$1,680	$1,893	$(1,607)

Net earnings (loss) per share
Basic and diluted	$0.01	$0.03	$0.04	$(0.03)

Weighted average number of shares outstanding (000's)	55,299	48,742	53,851	46,919

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Years ended
	December 31		December 31

	2003	2002	2003	2002

Cash provided from (used in):
Operations:
Net earnings (loss)	$319	$1,680	$1,893	$(1,607)
Non cash items:
Depreciation, depletion and accretion	1,742	1,582	5,876	5,403
Net change in non-cash working capital:
Receivables	(1,499)	(160)	(338)	(1,475)
Inventories	1,546	1,641	(435)	1,280
Shrinkage stope platform costs	(497)	(954)	(826)	(3,021)
Prepaids	(5)	2	69	(78)
Payables and accrued liabilities	918	(1,379)	2,595	(174)

Cash from operations	2,524	2,412	8,834	328
Investing:
Short-term investments	300	(300)	300	(300)
Investments	(962)	116	(1,041)	115
Mineral properties	(3,701)	(2,351)	(14,830)	(8,180)
Oil and gas properties	(1,009)	(287)	(1,862)	(730)
Deposit for reclamation costs	(283)	(230)	(525)	(768)

	(5,655)	(3,052)	(17,958)	(9,863)
Financing:
Issue of common shares, net of issue costs	7,397	1,409	14,181	6,163
Demand loan repayment	-	(81)	(110)	(328)
Obligations under capital lease
Proceeds	-	-	-	214
Repayment	(15)	4	(60)	(41)

	7,382	1,332	14,011	6,008
Increase (decrease) in cash position	4,251	692	4,887	(3,527)
Cash position, beginning of period	(992)	(2,320)	(1,628)	1,899

Cash position, end of period	$3,259	$(1,628)	$3,259	$(1,628)

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended		Years ended
	December 31		December 31

	2003	2002	2003	2002

Retained earnings, beginning of period
As previously reported	$5,294	$1,963	$3,672	$5,181
Effect of change in accounting policy (Note 2)	947	1,024	995	1,093

As restated	6,241	2,987	4,667	6,274
Net earnings (loss)	319	1,680	1,893	(1,607)

Retained earnings, end of period	$6,560	$4,667	$6,560	$4,667

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2003. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary. The unaudited consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2004, Claude will adopt the revised CICA Handbook Section 3870, “Accounting for Stock-Based Compensation and Other Stock-Based Payments”. Revised Section 3870 requires all transactions whereby goods and services are received in exchange for stock-based compensation and other stock- based payments to be recognized in the financial statements at fair value. This change effectively requires companies to expense the cost of stock options provided to employees. This requirement is effective for financial periods beginning on or after January 1, 2004. Adoption of this standard in 2003 would have reduced net earnings by $10,600.

Note 2 - Change in Accounting Policy

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”. This standard addresses the accounting for the Company's legal obligations associated with the retirement of tangible long-lived assets resulting from the normal operation of those assets. The Company is required to record the fair value of the liability for the obligation when it is incurred and capitalize an equivalent amount as an asset to be depreciated over its useful life. An accretion component is charged each period and represents the interest on the fair value liability. The adoption of this policy has been applied retroactively. The effect on the 2003 and 2002 financial statements was as follows:

	2003	2002

Increase in mineral properties	$95	$130
Decrease in asset retirement obligations	834	865
Increase in retained earnings	995	1,093
Decrease in net earnings	66	98

    The effect on the fourth quarter 2003 & 2002 financial statements was to decrease net earnings by $18,000 and $29,000, respectively.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Share Capital

At December 31, 2003 there were 58,341,627 common shares outstanding.

Options in respect of 2,425,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $0.53 to $3.05 with expiration dates between April, 2006 and November, 2013.

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 250,000 common share purchase warrants each of which entitles the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. At December 31, 2003, there were 1,362,750 warrants outstanding.

On December 12, 2003, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for gross proceeds of $2,500,000. The Company must expend $2,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2004.

On December 23, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subsribe for one common share. At December 31, 2003, there were 1,400,000 warrants outstanding.

In 2004, 1,138,450 warrants outstanding pursuant to the January 31, 2003 private placement were exercised.

Note 5 - Guarantees

Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees. There have been no material changes to the guarantees reported in the annual consolidated financial statements.

Note 6 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

Note 7 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 19 of the Company's audited financial statements for the year ended December 31, 2002, for a narrative explanation of the differences in Canadian and US generally accepted accounting principles.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	December 31	December 31
	2003	2002

Assets
Current assets:
Cash	$3,259	$-
Short-term investments	-	300
Receivables	2,512	2,174
Inventories	3,801	3,366
Shrinkage Stope Platform Costs (Note 3)	6,678	5,852
Prepaids	259	328

	16,509	12,020
Oil and gas properties	4,766	3,411
Mineral properties	26,932	17,338
Investments	1,660	619
Deposits for reclamation costs	1,950	1,425

	$51,817	$34,813

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$-	$1,628
Payables and accrued liabilities	4,535	1,940
Demand loan	-	110
Current portion of obligations under capital lease	54	51

	4,589	3,729
Obligations under capital lease	59	122
Asset retirement obligations	1,903	1,770
Shareholders' equity:
Share capital (note 4)	38,706	24,525
Retained earnings	6,560	4,667

	45,266	29,192

	$51,817	$34,813

    %SEDAR: 00000498E

    -0-                         03/05/2004

/For further information: Neil McMillan, President & Chief Executive Officer, (306) 668-7505; Renmark Financial Communications: Edith English- eenglish(at)renmarkfinancial.com; Neil Murray-Lyon - nmurraylyon(at)renmarkfinancial.com; Media, Colette Saulnier - csaulnier(at)renmarkfinancial.com, (514) 939-3989/ (CRJ.)

CO:	CLAUDE RESOURCES INC.
ST:	Quebec
IN:	MNG PCS
SU:	ERN